UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Quanta Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-13831
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

2727 North Loop West

Houston, Texas 77008

(Address of principal executive offices)

Donald C. Wayne

(713) 629-7600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Quanta Services, Inc. (the “Company”) has determined that tin, tantalum, tungsten and/or gold (the “Conflict Minerals”) are used in one or more of the products that it manufactures or contracts to manufacture, where such Conflict Minerals are necessary to the functionality or production of such products. Accordingly, the Company is subject to the reporting requirements under Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended. The Company conducted a reasonable country of origin inquiry and, where applicable, undertook additional due diligence on the source and chain of custody of the Conflict Minerals, as required by paragraphs (a) and (c)(1) of Item 1.01 of Form SD.

Based on the results of that inquiry and due diligence, the Company determined that, with respect to certain Conflict Minerals necessary to the functionality or production of its products, such Conflict Minerals did not originate from the Democratic Republic of the Congo or an adjoining country, as defined in paragraph (d)(1) of Item 1.01 of Form SD. For certain other of the Conflict Minerals necessary to the functionality or production of its products, the Company has disclosed, to the extent possible, the processing facilities used to produce such Conflict Minerals, the countries of origin of such Conflict Minerals, and its efforts to determine the mines or locations of origin of such Conflict Minerals.

Conflict Minerals Disclosure

The Company has prepared a Conflict Minerals Report for the calendar year ended December 31, 2022, which is filed as Exhibit 1.01 to this report. A copy of this Form SD and the Conflict Minerals Report can also be found on our website at www.quantaservices.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Exhibit

1.01	Quanta Services, Inc. Conflict Minerals Report (for the Year Ended December 31, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 31, 2023	Quanta Services, Inc.

	By:	/s/ Donald C. Wayne
Donald C. Wayne
Executive Vice President and General Counsel